

December 18, 2024

Justin Cohen
Chief Executive Officer
Ategrity Specialty Holdings LLC
9 West 57th Street, 33rd Floor
New York, NY 10019

>   **Re: Ategrity Specialty Holdings LLC**
>   **Draft Registration Statement on Form S-1**
>   **Submitted on November 20, 2024**
>   **CIK No. 0002040491**

Dear Justin Cohen:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.   Consistent with your disclosure on page 32, please disclose in the prospectus summary that you commenced operations in 2018 and thus have a limited operating history.

2.   Please provide support for the following statements or revise to make it clear these are management's beliefs:

- the E&S industry was an under-served and inefficient marketplace that was hindered by inconsistent and antiquated processes of legacy insurance carriers;

- many distribution partners and their end-clients were struggling with slow response times, unpredictable underwriting capacity and subpar pricing; and

- many of your E&S competitors do not have highly diverse distribution relationships.

3. We note that on page 5 you first draw the comparison between the E&S market in which you operate and admitted lines market. While we recognize that the glossary defines these terms, please clarify in the prospectus summary that the E&S market involves lines of insurance which are generally unavailable from admitted insurers due to perceived risk related to the insured's business and which, consequently, are placed by surplus lines agents or brokers with insurers that are not admitted in the subject jurisdiction. Also, briefly expand upon the distinctions between these markets in the prospectus summary, and particularly that the non-admitted market comprises companies not licensed to transact the business of insurance but are permitted to issue insurance policies only in accordance with an exemption from insurance licensing laws, for example, through a licensed E&S lines broker.

4. Please disclose in your prospectus summary that a substantial portion of your portfolio assets is allocated to the Utility & Infrastructure Investments, which is comprised of investments in private investment funds managed by an affiliated entity. Also include disclose here, consistent with your disclosure later in the document, that the Utility & Infrastructure Investments are speculative, entail substantial risks and are subject to various conflicts of interest, and that they are made through various commingled investment vehicles that are managed on behalf of multiple clients of the Investment Manager, and not structured in relation to your specific financial objectives or anticipated insurance and reinsurance liabilities.

Controlled Company, page 10

5. Please discuss here the controlling shareholders' ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. Further, clarify here whether you plan to rely on the "controlled company" exemptions from certain corporate governance requirements. Alternatively, provide a cross-reference to the risk factor disclosures beginning on page 47.

Risk factors
Severe weather conditions, page 14

6. Please address in the risk factor if any geographic areas you serve are exposed to any particular type of weather, earthquakes or other catastrophes.

Risk factors, page 18

7. We note your disclosure on page 18 referencing A.M. Best's financial strength rating of Ategrity Specialty Holdings LLC's Insurance and Bermuda subsidiaries. Please revise the language throughout the document, as appropriate to clarify that A.M. Best's financial strength rating as quoted relates to the Company's Insurance Subsidiary (Ategrity Specialty Insurance Company) and the Bermuda Subsidiary (Ategrity Specialty Insurance Limited).

December 18, 2024
Page 3

<u>Adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity, page 23</u>

8.   We note that you underwrite a significant portion of your insurance in California, Florida, Georgia, New York and Texas. Please disclose the relative percentage of business in each respective state and also expand your disclosure in the prospectus summary, MD&A and business section to discuss any material concentrations.

<u>Management's discussion and analysis of financial condition and results of operations, page 59</u>

9.   Please revise to provide a detailed discussion of the changes in financial position for each of the periods presented.

<u>Loss and loss adjustment expenses, page 64</u>

10.   Please revise to include a discussion which addresses and quantifies the changes in the individual components relating to the overall changes in the incurred losses and loss adjustment expenses for the periods presented.

<u>Our Business, page 80</u>

11.   We note your disclosure that you stratify risk characteristics by micro-segments, and you give examples in the hotel and motel industry of micro-segments. Please further expand to explain other micro-segments that you analyze, or advise.

<u>Principal stockholders, page 125</u>

12.   Please identify the individual or individuals that have voting and dispositive control over the shares owned by ZFSG. Refer to Item 403 of Regulation S-K.

<u>Exclusive forum, page 129</u>

13.   We note that your disclosure here provides that the forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose here whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please also reconcile your disclosure about the exclusive forum provision here with the disclosure in your risk factor on page 44 and update the risk factor to discuss that the provision may increase costs to bring a claim.

December 18, 2024
Page 4

<u>Exhibit Index, page II-4</u>

14.   We note the disclosure on page 110 that you intend to enter into an employment agreement with Mr. Cohen prior to the completion of this offering. Please confirm that you will file the employment agreement as an exhibit once you enter into it and consider providing a placeholder in the exhibit index to the extent you expect that it will be filed prior to effectiveness.

15.   Please file as exhibits the Utility Limited Partnership Agreement referenced on page 119 and the Master Technology Transfer Agreement referenced on page 122 or provide your analysis as to why you believe they are not required. Please also confirm you will file the MidCap Limited Partnership Agreement referenced on page 120 once executed or provide your analysis as to why you believe it will not be required. Refer to Item 601(b)(10) of Regulation S-K.

<u>General</u>

16.   Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff at the phone number below to discuss how to submit the materials.

17.   Please provide us with copies of any additional graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Please keep in mind, in scheduling printing and distributing of the preliminary prospectus, that we may have comments after reviewing the materials.

        Please contact Victor Cecco at 202-551-2064 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Finance